UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 5)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Alliance One International, Inc.

(Name of Subject Company (Issuer))

5  1/2% Convertible Senior Subordinated Notes due 2014

(Title of Class of Securities)

018772AQ6

(CUSIP Number of Class of Securities)

Robert A. Sheets

Executive Vice President – Chief Financial Officer and

Chief Administrative Officer

8001 Aerial Center Parkway

Post Office Box 2009

Morrisville, NC 27560-2009

(919) 379-4300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Stephen M. Lynch

Robinson, Bradshaw & Hinson, P.A.

101 N. Tryon Street, Suite 1900

Charlotte, NC 28246

(704) 377-2536

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$119,047,361	$16,238.06

(1)

Calculated solely for purposes of determining the amount of the filing fee. The transaction value was calculated by multiplying $115,000,000 (the aggregate principal amount of Alliance One International, Inc.’s 5 1/2% Convertible Senior Subordinated Notes due 2014 originally sought to be purchased) by the tender offer price of $1,030 per $1,000 principal amount of such notes, and adding accrued and unpaid interest on such amount of the notes to, but not including, the assumed payment date of August 19, 2013.

(2)	Previously paid. The amount of the filing fee equals $136.40 per $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,238.06	Filing Party: Alliance One International, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) by Alliance One International, Inc., a Virginia corporation (“Alliance One”), on July 17, 2013, as amended and supplemented by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on July 26, 2013, Amendment No. 2 to the Schedule TO (“Amendment No. 2”) filed with the SEC on July 26, 2013, Amendment No. 3 to the Schedule TO (“Amendment No. 3”) filed with the SEC on July 30, 2013, and Amendment No. 4 to the Schedule TO (“Amendment No. 4,” and together with Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Amendments”) filed with the SEC on August 1, 2013 (as so amended and supplemented by the Amendments, the “Original Schedule TO”), relating to Alliance One’s offer to purchase up to $30.0 million in aggregate principal amount of the Company’s outstanding 5 1/2% Convertible Senior Subordinated Notes due 2014 (the “Convertible Notes”), upon the terms and subject to the conditions set forth in the Amended Offer to Purchase, dated July 30, 2013 (as supplemented and amended by Amendment No. 4, the “Original Offer to Purchase”), and the related Amended Letter of Transmittal (“Letter of Transmittal”), copies of which are filed as exhibits to Amendment No. 3. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Original Offer to Purchase or the Original Schedule TO.

Only those items amended are reported in this Amendment No. 5. Except as specifically provided herein, the terms of the Offer remain the same as set forth in the Original Offer to Purchase and the Letter of Transmittal. You should read this Amendment No. 5 together with the Original Schedule TO, as amended hereby, the Original Offer to Purchase, as amended hereby, and the Letter of Transmittal.

Items 1, 4(a) and 6

The information set forth in the Offer to Purchase is hereby amended and supplemented as follows:

1.	The section entitled “Summary Term Sheet — Conditions to the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence:

The Redemption Condition (as defined under “Conditions to the Offer”) was satisfied on August 2, 2013.

2.	The second paragraph of the section entitled “The Offer — Expiration Time; Extension; Amendment; Termination” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence:

The Redemption Condition was satisfied on August 2, 2013.

3.	The section entitled “The Offer – Purpose of the Transaction; Plans” of the Offer to Purchase is hereby amended and supplemented by adding the following to the end of the third paragraph:

On August 2, 2013, Alliance One completed the redemption of all of its outstanding Senior Notes.

4.	The section entitled “The Offer — Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence:

The Redemption Condition was satisfied on August 2, 2013.

5.	The third paragraph of the section entitled “Acceptance for Payment and Payment” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence after the first sentence thereof:

The Redemption Condition was satisfied on August 2, 2013.

6.	The section entitled “Conditions to the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence at the end of the first paragraph thereof:

The Redemption Condition was satisfied on August 2, 2013.

7.	The section entitled “Conditions to the Offer — Redemption Condition” of the Offer to Purchase is hereby amended and supplemented by replacing the last sentence of that section with the following:

The Redemption Condition was satisfied on August 2, 2013.

Item 10	Financial Information

(b) Pro Forma Information. The information in the sections entitled “Summary Pro Forma Financial Information” and “Pro Forma Condensed Consolidated Financial Statements” set forth in the Supplement dated August 2, 2013 to Amended Offer to Purchase dated July 30, 2013, which is filed as Exhibit (a)(1)(ix) to this Amendment No. 5, is incorporated herein by reference.

(c) Summary Information. The information in the section entitled “Summary Pro Forma Financial Information” set forth in the Supplement dated August 2, 2013 to Amended Offer to Purchase dated July 30, 2013, which is filed as Exhibit (a)(1)(ix) to this Amendment No. 5, is incorporated herein by reference.

Item 12	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(1)(ix)	Supplement dated August 2, 2013 to Amended Offer to Purchase dated July 30, 2013

(a)(5)(vi)	Press Release dated August 2, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANCE ONE INTERNATIONAL, INC.

By:	/s/ Robert A. Sheets
	Name:	Robert A. Sheets
	Title:	Executive Vice President – Chief Financial Officer and Chief Administrative Officer

Dated: August 2, 2013

EXHIBIT INDEX

Exhibits filed as part of this Amendment No. 5 are listed below.

Exhibit Number	Description
(a)(1)(ix)	Supplement dated August 2, 2013 to Amended Offer to Purchase dated July 30, 2013

(a)(5)(vi)	Press Release dated August 2, 2013

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